UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
Columbus. Ohio 43215	October 1, 2003 to December 31, 2003

File No 070-07758	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)

Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.  None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
December 31, 2003
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$ 8,923
Accounts Receivable	1,837
Prepaid Expenses and Other	629

Total Current Assets	11,389

Investments In and Advances to Energy Projects	105,373

Notes Receivable - Affiliate	68,690

Other Assets:
Construction in Progress and Project Development Costs	1,507
Property, Plant, and Equipment, net	103,093
Tax Benefit	31
Other	3,460

Total Other Assets	108,091

Total Assets	$ 293,543

Liabilities and Shareholder's Equity (Deficit)

Current Liabilities:
Accounts Payable	$ 2,111
Accrued Liabilities and Other	3,325

Total Current Liabilities	5,436

Notes Payable - Affiliate	100,920
Long-term Debt	114,192
Deferred Income Taxes	64,899
Other	14,723

Total Liabilities	300,170

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-In-Capital	88,480
Accumulated Deficit	(95,108)

Total Shareholder's Equity (Deficit)	(6,627)

Total Liabilities and Shareholder's Equity (Deficit)	$ 293,543

Exhibit B

CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended December 31, 2003 and 2002
(Unaudited)
($000‘s)

	2003	2002
OPERATING REVENUE:
Electric Revenues	$ 12,424	$ 11,658
Equity in Income from Energy Projects	16,712	10,262
Operating and Maintenance Contract Services	13,178	16,110
Other	1,180	3,070

Total Operating Revenue	43,494	41,100

OPERATING EXPENSES:
Fuel	-	234
Operating, Maintenance and Supplies	9,384	9,969
Depreciation and Amortization	7,807	12,917
Salaries, Wages and Benefits	4,681	11,221
General and Administrative	12,050	22,030

Total Operating Expenses	33,922	56,371

INCOME (LOSS) FROM OPERATIONS	9,572	(15,271)

OTHER INCOME (EXPENSE):
Interest Income	3,551	3,457
Interest Expense	(7,316)	(7,480)
Provision for Asset Impairment	(70,000)	(11,815)
Other	10,608	(3,064)

Total Other Income (Expense)	(63,157)	(18,902)

LOSS BEFORE INCOME TAXES	(53,585)	(34,173)

INCOME TAX BENEFIT	(24,031)	(23,170)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(29,554)	(11,003)

DISCONTINUED OPERATIONS, NET OF TAX	(14,045)	(155,990)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)	--

NET LOSS	$(43,719)	$(166,993)

S I G N A T U R E

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 27th day of February, 2004.

CSW Energy, Inc.

/s/ Wendy G. Hargus

Wendy G. Hargus
AssistantTreasurer